Filed by Westinghouse Air Brake Technologies Corp
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: General Electric Company
Commission File No.: 001-00035

News Release

Wabtec and GE Announce U.S. Department of Justice
Has Closed Its Review of Pending Merger
of Wabtec and GE Transportation

WILMERDING, Pa. and BOSTON, (Jan. 14, 2019) – Wabtec Corporation (NYSE: WAB) and General Electric Company (NYSE: GE) announced today that the U.S. Department of Justice (DOJ) has closed its review of the pending merger of Wabtec and GE Transportation, a business unit of GE.  The merger is expected to create a stronger, more diversified transportation and logistics company.

Raymond T. Betler, president and CEO of Wabtec, said: “The DOJ’s decision to close its review of the pending merger marks a significant milestone for our customers, employees, and shareholders.  By bringing together GE Transportation, a global digital industrial leader and supplier to the rail, mining, marine, stationary power and drilling industries, with Wabtec’s broad range of freight, transit and electronics solutions, we will have the capability and expertise to invent smarter ways to move and improve the world.”

The transaction, which will position Wabtec as a Fortune 500 company with operations in more than 50 countries, is expected to close by the end of the first quarter of 2019, subject to satisfaction or waiver of customary closing conditions.  Once the transaction is completed, the combined company is expected to have significantly expanded margins, a highly attractive profile based on an improved business mix, expanded global reach, and faster innovation in key growth areas.

About Wabtec

Wabtec Corporation (www.wabtec.com) is a leading global provider of equipment, systems and value-added services for transit and freight rail.  Through its subsidiaries, Wabtec manufactures a range of products for locomotives, freight cars and passenger transit vehicles. The company also builds new switcher and commuter locomotives, and provides aftermarket services. The company employs approximately 18,000 employees worldwide.

About GE Transportation

GE Transportation (www.getransportation.com) is a global technology leader and supplier of equipment, services and digital solutions to the rail, mining, marine, stationary power and drilling industries. GE Transportation’s innovations help customers deliver goods and services with greater speed and savings using advanced digital solutions, manufacturing techniques and connected machines. The company employs approximately 9,000 employees worldwide.

Additional Information and Where to Find It

In connection with the proposed transaction between General Electric Company (“GE”) and Wabtec, Wabtec has filed with the SEC a registration statement on Form S-4 and a definitive proxy statement on Schedule 14A. If the transaction is effected via an exchange offer, GE will file with the SEC a Schedule TO with respect thereto and Transportation Systems Holdings Inc., a wholly owned subsidiary of GE created for the transaction (“SpinCo”), will file a registration statement on Form S-4/S-1 containing a prospectus. This communication is not a substitute for any registration statement, prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

Tim Wesley	Phone: 412.825.1543	Wabtec Corporation
	E-mail: twesley@wabtec.com	1001 Air Brake Avenue
	Website: www.wabtec.com	Wilmerding, PA 15148

News Release

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec and statements regarding Wabtec’s expectations about future sales and earnings. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction or may require conditions, limitations or restrictions in connection with such approvals; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that shareholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) changes in the expected timing of projects; (14) a decrease in freight or passenger rail traffic; (15) an increase in manufacturing costs; (16) actions by third parties, including government agencies; and (17) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Tim Wesley	Phone: 412.825.1543	Wabtec Corporation
	E-mail: twesley@wabtec.com	1001 Air Brake Avenue
	Website: www.wabtec.com	Wilmerding, PA 15148